C A D W A L A D E R	Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

July 21, 2025

Kayla Roberts
Acting Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Corporation II Registration Statement on Form SF-3 Filed March 27, 2025 File No. 333-286173

Dear Ms. Roberts:

We are counsel to GS Mortgage Securities Corporation II (the “Registrant”). We have reviewed your letter dated April 23, 2025 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s registration statement (File No. 333-286173) on Form SF-3 as initially filed on March 27, 2025. We have discussed the comments contained in the Comment Letter with various representatives of the Registrant, and the Registrant’s responses are set forth below. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (“Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

Summary of Terms
Shortfalls in Available Funds, page 43

1.	We note your disclosure of various types of shortfalls in available funds which will reduce distribution to the classes or certificates or trust components with the lowest payment priorities. This includes shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement. Please revise to clarify that such shortfalls will not include any expenses or cost

Lisa Pauquette  Tel   +1 (212) 504-6298 Lisa.Pauquette@cwt.com

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Kayla Roberts, Esq.
July 21, 2025

incurred by the certificate administrator or any other party administering an asset review vote or referring a dispute for mediation or arbitration.

The Registrant has revised Amendment No. 1 to clarify that no such indemnification will apply in connection with the asset review or dispute resolution provisions described under the section titled “Pooling and Servicing Agreement—The Asset Representations Reviewer” or “—Dispute Resolution Provisions”.

Transaction Parties
The Asset Representations Reviewer, page 228

2.	We note your cross-reference to the section titled “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties” (on page 398) for a description of the material affiliations between the asset representations reviewer and other transaction parties. Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. See Item 1101(m) of Regulation AB.

The Registrant confirms that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. The Registrant also confirms that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets.

The Registrant notes that the section in Amendment No. 1 titled “Pooling and Servicing Agreement—The Asset Representations Reviewer—Eligibility of Asset Representations Reviewer” states that “The asset representations reviewer is required to at all times be an Eligible Asset Reviewer.

An “Eligible Asset Reviewer” is an institution that (i) is the special servicer, operating advisor or asset representations reviewer on a transaction rated by any of [APPLICABLE RATING AGENCIES] and that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing or other relevant concerns with the special servicer, the operating advisor or the asset representations reviewer, as applicable, as the sole or material factor in

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Kayla Roberts, Esq.
July 21, 2025

such rating action, (ii) can and will make certain representations and warranties with respect to the asset representations reviewer set forth in the PSA, (iii) is not (and is not affiliated with) any sponsor, any mortgage loan seller, the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the Directing Certificateholder or any of their respective affiliates, (iv) has not performed (and is not affiliated with any party hired to perform) any due diligence or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any sponsor, any mortgage loan seller, any underwriter or the Directing Certificateholder or any of their respective affiliates, or have been paid any fees, compensation or other remuneration by any of them in connection with any such services and (v) that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the PSA relates, other than in fees from its role as asset representations reviewer and except as set forth in the PSA.”

Asset Review, page 350

3.	The form of prospectus defines an “Asset Review Quorum” to mean, “in connection with any solicitation of votes to authorize an Asset Review as described above, the holders of certificates evidencing at least 5% of the aggregate Voting Rights.” Please revise your disclosure regarding the 5% threshold of investors required to initiate an asset review vote to clarify that certificates held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the “Regulation AB II Adopting Release”) (stating that the maximum percentage of investors' interest in the pool required to initiate the vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).

The Registrant has revised the definition of “Certificateholder” in Amendment No. 1 accordingly.

Mediation and Arbitration Provisions, page 371

4.	We note your disclosure that any out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses. Please tell us how this disclosure complies with General Instruction I.B.1(c)(B) of Form SF-3 which requires certain provisions for how expenses should be allocated or revise.

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Kayla Roberts, Esq.
July 21, 2025

The Registrant notes that the second paragraph of the section in Amendment No. 1 titled “Pooling and Servicing Agreement—Mediation and Arbitration Provisions” states “[t]he expenses of any mediation will be allocated among the parties to the mediation including, if applicable, between the Enforcing Party and Enforcing Servicer, as mutually agreed by the parties as part of the mediation” and that “[i]n its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion”, each of which complies with General Instruction I.B.1(c)(B) of Form SF-3. The disclosure that the Staff directs the Registrant to informs investors that the Enforcing Servicer is thereafter permitted to seek reimbursement from the trust fund for any expenses so allocated to it that were paid by the Enforcing Servicer out-of-pocket. As the Enforcing Servicer will be entering into a mediation or arbitration due to actions it takes on behalf of the issuing entity (as opposed to a Requesting Holder that becomes an Enforcing Party who will not be entitled to reimbursement) in connection with potential repurchase activity, the Registrant believes that permitting an Enforcing Servicer to seek reimbursement for such expenses is not inconsistent with the General Instruction.

Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding, page 377

5.	We note your disclosure about the limitation on rights of certificateholders [and RR interest Owner] to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders [and RR interest Owner] have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.

The Registrant notes that the last sentence under the section in Amendment No. 1 titled “Pooling and Servicing Agreement— Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding” states that “For the avoidance of doubt, the conditions described in this paragraph do not apply to the rights of Certificateholders to institute proceedings where indemnity is not otherwise required under the PSA as described in “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.”

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

6.	Exhibit 36.1 Depositor Certification for shelf offerings of asset-backed securities, contains a footnote stating that this exhibit has been filed as an exhibit to the Depositor’s Registration

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Kayla Roberts, Esq.
July 21, 2025

Statement (No. 333-261764) on Form S-3 and incorporated herein by reference. However, this file number is associated with an SF-3 that was filed on December 20, 2021 and an SF-3/A filed on March 24, 2022. Please revise to clarify which form you are referring to and include an active hyperlink.

The Registrant has revised Amendment No. 1 to clarify which form the Registrant is referring to and to include an active hyperlink.

7.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits as part of Amendment No. 1.

General

8.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that each relevant entity has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2 of Form SF-3. No affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering.

9.	We note your bracketed disclosure on page 108 addressing the [Risks Relating to Delaware Statutory Trust, however we could not locate this in your table of contents. Please include all headings in your table of contents.

The Registrant has revised Amendment No. 1 to update the table of contents.

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Kayla Roberts, Esq.
July 21, 2025

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Lisa Pauquette

cc: Scott Epperson
(GS Mortgage Securities Corporation II)

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